Suite 3120- 666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 9 - 2010

APRIL 13, 2010
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES DRILLING PROGRAM AT KIPAWA

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to announce that a gold exploration drilling program will commence shortly on its 100 percent owned Kipawa Gold-Rare Earth project, in north-western Quebec, Canada.  The work planned includes 6,500 metres of drilling, comprising twenty-six (26) holes, on three (3) different targets.

The Kipawa project is an early stage exploration project located approximately 100 kilometres south of Rouyn-Noranda, in the Temiskaming region. It was initially acquired by Aurizon for its gold potential on the basis of a government regional stream sediment survey.  Exploration programs performed from 2007 to 2009 included regional till sampling, prospecting, geophysics, soil geochemistry and limited drilling.

Gold

Four (4) main soil anomalies (see sketch attached), extending between 1 and 3 kilometres along magnetic contrasts, have been identified up ice from gold in till anomalies with multi-elements MMI (Mobile Metal Ion) surveys.  Different locations on each target will be tested with 400 to 600 metres wide staggered drill patterns.  Three (3) of the four (4) targets will be drilled during the next month.  One rig will begin operating shortly, and, depending on results, a second rig could be added.

Rare Earths

Rare earths have been identified first in grab samples and following drilling on the Snake showing with results in the range of 0.06% total rare earths over 60 to 100 metres (See Aurizon news release dated February 16, 2009).  As a result of previous REE exploration success, Aurizon is considering various alternatives to develop the REE potential of the area, including potential partnerships with other companies.

Geology

The Kipawa property is located at the Grenville Front, a tectonic and metamorphic belt separating Archean rocks of the Superior province from the Grenvillian Proterozoic rocks to the south. One of the main geological features on a regional scale is the Kipawa alkaline complex, host of rare earth elements (REE) mineralization and located at the limit between the two terrains.  Geophysical data indicates that this intrusive unit is part of a thrust sheet overlying the Archean basement rocks. All gold targets are located near or inside this thrust.

Aurizon Mines Ltd. - News Release
Aurizon Announces Drilling Program at Kipawa

April 13, 2010
2

Quality Control

Information of a technical and scientific nature in this press release has been prepared under the supervision of Martin Demers, P.Geo, Exploration Manager, a “qualified person” as defined by National Instrument 43-101.

Additional Information

One sketch is attached locating the 2010 proposed drilling areas.  All other information previously released on the Kipawa Project is also available on the Aurizon website.

Forward Looking Information

This news release contains forward-looking information which is based on certain assumptions and subject to risks and uncertainties described under “Forward Looking Information”, below.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Martin Bergeron, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
Or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd. - News Release
Aurizon Announces Drilling Program at Kipawa

April 13, 2010
3

Forward Looking Statements and Information

This News Release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”), statements regarding the 2010 planned work programs, strategic plans and expected outcomes.  Forward-looking information expresses the Company's plans, estimates, forecasts, expectations or beliefs as at the date of this News Release, as to future events or results and, except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation to update this information.  Forward-looking information is based on certain assumptions including those referred to in this news release and the Appendices attached, and is subject to risks and uncertainties.  As such there can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated or implied by such information.  Risks and uncertainties that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking information include but are not limited to mining operations as more fully described in Aurizon's Annual Information Form and in Aurizon’s Annual Report on Form 40-F. These documents are available on SEDAR at www.sedar.com and on Edgar at www.sec.gov/.